Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated December 22, 2017 (To Prospectus Supplement dated March 28, 2017 and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$3,390,000 Enhanced Return Notes Linked to the EURO STOXX 50® Index due September 28, 2018

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $3,390,000 aggregate principal amount of our Enhanced Return Notes Linked to the EURO STOXX 50® Index due September 28, 2018 (CUSIP 13605WHM6 / ISIN US13605WHM64) (the “Notes”). The Notes are senior unsecured debt securities of CIBC that do not pay interest at a specified rate and do not repay a fixed amount of principal at maturity.  Unlike ordinary debt securities, the Payment at Maturity you will be paid for your Notes will depend upon the Index End Level of the EURO STOXX 50® Index (the “Reference Index”) on the Valuation Date. The Payment at Maturity may be greater than, equal to or less than the Principal Amount of the Notes, and will be calculated as follows:

•                  If the Index End Level of the Reference Index on the Valuation Date is equal to or greater than the Index Start Level: (i) the Principal Amount plus (ii) 120% participation in the upside performance of the Reference Index.

•                  If the Index End Level of the Reference Index on the Valuation Date is less than the Index Start Level, but greater than or equal to the Principal Barrier Level: the Principal Amount.

•                  If the Index End Level of the Reference Index on the Valuation Date is less than the Principal Barrier Level: You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the level of the Reference Index. You may lose up to 100% of the Principal Amount.

The Notes will be issued in the denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

The Notes are unsecured obligations of CIBC and all payments on the Notes are subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See “Additional Risk Factors” in this pricing supplement and the “Risk Factors” sections in the accompanying Prospectus Supplement and Prospectus.

	Per Note	Total
Price to public	100.00%	$3,390,000.00
Underwriting discounts and commissions	1.00%	$33,900.00
Proceeds to CIBC(1)	99.00%	$3,356,100.00

(1) Excludes profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

The estimated value of the Notes on the Trade Date as determined by the Bank is $984.40 per $1,000 Principal Amount of the Notes which is less than the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement for additional information. The difference between the estimated values of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and any hedging transactions. The Bank’s affiliates may also realize a profit that will be based on (i) the payments received on the hedging transactions minus (ii) the cost of creating and maintaining the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about December 29, 2017 against payment in immediately available funds.

Janney Montgomery Scott

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the Prospectus dated March 28, 2017 (the “Prospectus”) and the Prospectus Supplement dated March 28, 2017 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, in the documents referred to in this pricing supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and Janney Montgomery Scott (“JMS”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and JMS is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of JMS, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Prospectus Supplement dated March 28, 2017 and Prospectus dated March 28, 2017 filed with the SEC on March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465917019619/a17-8647_1424b3.htm

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SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the Prospectus Supplement dated March 28, 2017 and the Prospectus dated March 28, 2017, each filed with the SEC. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)
Type of Note:	Enhanced Return Notes Linked to the EURO STOXX 50® Index due September 28, 2018
Reference Index:	EURO STOXX 50® Index
CUSIP/ISIN:	13605WHM6 / US13605WHM64
Minimum Investment:	$1,000 (one Note)
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Aggregate Principal Amount of Notes:	$3,390,000
Currency:	U.S. Dollars
Trade Date:	December 22, 2017
Issue Date:	December 29, 2017 (the 4th scheduled Business Day after the Trade Date)
Index Start Level:	3,553.39, the closing level of the Reference Index on the Trade Date.
Index End Level:

The “Index End Level” will be the closing level of the Reference Index on the Valuation Date published on the applicable Bloomberg page or any successor page on Bloomberg or any successor service, as applicable. In certain special circumstances, the Index End Level will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “Certain Terms of the Notes—Market Disruption Events,” “Certain Terms of the Notes—Adjustments to the Reference Index,” “Certain Terms of the Notes—Discontinuance of the Reference Index,” and “Certain Terms of the Notes—Appointment of Independent Calculation Experts” in this pricing supplement.

The applicable Bloomberg page for the Reference Index as of the date of this pricing supplement is “SX5E <Index>.”

Principal Barrier Level:	3,126.98, which is equal to 88% of the Index Start Level.
Participation Rate:	120%
Valuation Date:

September 21, 2018 or, if such day is not a Trading Day, the next succeeding Trading Day. The Valuation Date may be delayed by the occurrence of a Market Disruption Event (as defined below). See “Certain Terms of the Notes—Market Disruption Events” in this pricing supplement.

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Trading Day:	A “Trading Day” means a day on which the principal trading market for the Reference Index is open for trading.
Maturity Date:

September 28, 2018. The Maturity Date may be postponed upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events” in this pricing supplement. No interest will accrue as a result of a delayed payment.

Payment at Maturity:

On the stated Maturity Date, you will be entitled to receive a cash payment per Note in U.S. dollars equal to the Payment at Maturity. The “Payment at Maturity” per Note will equal:

•                  if the Index End Level is greater than or equal to the Index Start Level:

$1,000 plus:

•                  if the Index End Level is less than the Index Start Level, but greater than or equal to the Principal Barrier Level: $1,000; or

•                  if the Index End Level is less than the Principal Barrier Level: $1,000 plus:

If the Index End Level is less than the Principal Barrier Level, you will receive at the stated Maturity Date less, and up to 100% less, than the Principal Amount of your Notes.

Principal at Risk:	You may lose all or a substantial portion of your initial investment at maturity if the Index End Level of the Reference Index on the Valuation Date is below the Principal Barrier Level.
Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Fees and Expenses:

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

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Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes.
Certain U.S. Benefit Plan Investor Considerations:	For a discussion of U.S. benefit plan investor considerations, please see “Certain U.S. Benefit Plan Investor Considerations” in the accompanying Prospectus.
Clearance and Settlement:

We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-7 of the accompanying Prospectus Supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 100% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

•                  You seek an investment with an enhanced return linked to the potential positive performance of the Reference Index of the Principal Amount, and you believe the level of the Reference Index will increase over the term of the Notes.

•                  You are willing to make an investment that is exposed to the downside of the Reference Index’s performance on a 1-to-1 basis when the Index End Level is below the Principal Barrier Level.

•                  You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Index.

•                  You are willing to accept the risk that you may lose up to 100% of the Principal Amount of the Notes at maturity.

•                  You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by CIBC or another issuer with a similar credit rating. You understand and are willing to accept the full downside risks of the Reference Index.

•                  You do not seek current income from your investment.

•                  You do not seek an investment for which there is an active secondary market.

•                  You are willing to hold the Notes to maturity.

•                  You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•                  You believe the Index End Level of the Reference Index on the Valuation date will be lower than the Principal Barrier Level.

•                  You are unwilling to make an investment that is exposed to the downside of the Reference Index’s performance on a 1-to-1 basis when the Index End Level is below the Principal Barrier Level.

•                  You seek an investment that provides full return of principal.

•                  You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by CIBC or another issuer with a similar credit rating.

•                  You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Index.

•                  You seek current income from your investment.

•                  You seek an investment for which there will be an active secondary market.

•                  You are unable or unwilling to hold the Notes to maturity.

•                  You are unwilling to purchase Notes with an estimated value as of the Trade Date that is lower than the Principal Amount.

•                  You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing up to 100% of your initial investment.

•                  You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to an investment in the Notes.

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CERTAIN TERMS OF THE NOTES

Payment at Maturity

In the event that the stated Maturity Date is not a Business Day, then the Payment at Maturity will be made on the first following Business Day, unless the first following Business Day is in the next calendar month, in which case the Payment at Maturity will be made on the first preceding Business Day.

Market Disruption Events

If a Market Disruption Event in respect of the Reference Index occurs or is continuing on the Valuation Date, then such Valuation Date will be postponed for the Reference Index to the first succeeding day that is a Trading Day for the Reference Index and on which a Market Disruption Event has not occurred and is not continuing for the Reference Index. If a Market Disruption Event in respect of the Reference Index occurs or is continuing on each Trading Day to and including the seventh Trading Day following the Valuation Date, the Index End Level of the Reference Index will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that seventh Trading Day, regardless of the occurrence or continuation of a Market Disruption Event in respect of the Reference Index on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Index End Level of the Reference Index that would have prevailed in the absence of the Market Disruption Event. In the event the Valuation Date is postponed as a result of a Market Disruption Event, the Maturity Date shall be five Business Days after the Valuation Date, as so postponed. No interest will accrue as a result of delayed payment.

A “Market Disruption Event” means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the Reference Index:

•                  a suspension, absence or limitation of trading by the primary market or otherwise relating to the securities which then comprise 20% or more of the level of the Reference Index, as determined by the Calculation Agent;

•                  a suspension, absence or limitation of trading in futures or options contracts relating to the Reference Index in the primary market for those contracts, as determined by the Calculation Agent;

•                  any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Index in its primary market;

•                  the closure on any day of the primary market for futures or options contracts relating to the Reference Index on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;

•                  any scheduled Trading Day on which the exchanges or quotation systems, if any, on which futures or options contracts relating to the Reference Index are traded, fails to open for trading during its regular trading session; or

•                  any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” below.

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Adjustments to the Reference Index

If at any time the sponsor or publisher of the Reference Index (the “Sponsor”) makes a material change in the formula for or the method of calculating the Reference Index, or in any other way materially modifies the Reference Index (other than a modification prescribed in that formula or method to maintain the Reference Index in the event of changes in constituent stock and capitalization and other routine events), then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the Index End Level of the Reference Index is to be calculated, calculate a substitute Index End Level of the Reference Index in accordance with the formula for and method of calculating the Reference Index last in effect prior to the change, but using only those securities that comprised the Reference Index immediately prior to that change. Accordingly, if the method of calculating the Reference Index is modified so that the level of the Reference Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Reference Index in order to arrive at a level of the Reference Index as if it had not been modified.  Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “—Appointment of Independent Calculation Experts.”

Discontinuance of the Reference Index

If the Sponsor discontinues publication of the Reference Index, and the Sponsor or another entity publishes a successor or substitute equity index that the Calculation Agent determines, in its sole discretion, to be comparable to the Reference Index (a “successor equity index”), then, upon the Calculation Agent’s notification of that determination to the trustee and Canadian Imperial Bank of Commerce, the Calculation Agent will substitute the successor equity index as calculated by the Sponsor or any other entity to calculate the Index End Level on the Valuation Date. Upon any selection by the Calculation Agent of a successor equity index, Canadian Imperial Bank of Commerce will cause notice to be given to holders of the Notes.

In the event that the Sponsor discontinues publication of the Reference Index prior to, and the discontinuance is continuing on, the Valuation Date and the Calculation Agent determines that no successor equity index is available at such time, the Calculation Agent will calculate a substitute closing level for the Reference Index in accordance with the formula for and method of calculating the Reference Index last in effect prior to the discontinuance, but using only those securities that comprised the Reference Index immediately prior to that discontinuance. If a successor equity index is selected or the Calculation Agent calculates a level as a substitute for the Reference Index, the successor equity index or level will be used as a substitute for the Reference Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If on the Valuation Date the Sponsor fails to calculate and announce the level of the Reference Index, the Calculation Agent will calculate a substitute Index End Level of the Reference Index in accordance with the formula for and method of calculating the Reference Index last in effect prior to the failure, but using only those securities that comprised the Reference Index immediately prior to that failure; provided that, if a Market Disruption Event occurs or is continuing on such day, then the provisions set forth above under “—Market Disruption Events” shall apply in lieu of the foregoing.

Notwithstanding these alternative arrangements, discontinuance of the publication of, or the failure by the Sponsor to calculate and announce the level of, the Reference Index may adversely affect the value of the Notes.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “—Market Disruption Events,” “—Adjustments to the Reference Index,” or “—Discontinuance of the Reference Index” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which the securities included in the Reference Index are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the Notes or the Bank. Holders of the Notes will be entitled to rely on any valuation or

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calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the Notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the Notes upon request.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities—Events of Default” in the accompanying Prospectus) with respect to the Notes, the default amount payable will be equal to the Payment at Maturity, calculated as though the date of acceleration were the Maturity Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Senior Debt Securities—Events of Default” beginning on page 7 of the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

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HYPOTHETICAL PAYOUT PROFILE & PAYMENT AT MATURITY

The following profile is based on a participation rate of 120% and a Principal Barrier Level equal to 88% of the Index Start Level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Index End Level and whether you hold your Notes to maturity.

Set forth below are three examples of calculations of the Payment at Maturity payable on the Maturity Date (rounded to two decimal places), reflecting the Index Start Level of 3,553.39, a participation rate of 120%, a Principal Barrier Level of 88% and assuming hypothetical Index End Levels as indicated in the examples.

Example 1. Payment at Maturity is greater than the Principal Amount:

Hypothetical Index End Level: 4,663.82

Since the hypothetical Index End Level is greater than the Index Start Level, the Payment at Maturity would equal:

On the Maturity Date you would receive a Payment at Maturity of $1,375 per Note.

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Example 2.  Payment at Maturity is equal to the Principal Amount:

Hypothetical Index End Level: 3,400.06

Principal Barrier Level: 3,126.98, which is 88% of the Index Start Level

Since the hypothetical Index End Level is less than the Index Start Level, but not by more than 12%, you would not lose any of the Principal Amount of your Notes.

On the Maturity Date you would receive a Payment at Maturity of $1,000 per Note.

Example 3. Payment at Maturity is less than the Principal Amount:

Hypothetical Index End Level: 2,132.03

Principal Barrier Level: 3,126.98, which is 88% of the Index Start Level

Since the hypothetical Index End Level is less than the Index Start Level by more than 12%, you would lose a portion of the Principal Amount of your Notes and receive the Payment at Maturity equal to:

On the Maturity Date you would receive a Payment at Maturity of $600 per Note.

To the extent that the actual Index End Level differs from the values assumed above, the results indicated above would be different.

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ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Prospectus and Prospectus Supplement.

The Notes do not Guarantee any Return of Principal; You May Suffer a Loss of a Substantial Portion of the Principal Amount of Your Notes.

The Notes do not guarantee any return of principal. The repayment of any principal on the Notes at maturity depends on the Index End Level of the Reference Index. The Bank will only repay you the full Principal Amount of your Notes if the Index End Level of the Reference Index on the Valuation Date is equal to or greater than its Principal Barrier Level. If the Index End Level of the Reference Index on the Valuation Date is less than the Principal Barrier Level you will have 1-to-1 downside exposure to the decrease in the level of the Reference Index. Accordingly, you could lose up to 100% of your initial investment in the Notes if the Index End Level of the Reference Index on the Valuation Date is less than the Principal Barrier Level.

Your Return On The Notes Could Be Less Than If You Owned Securities Included In The Reference Index.

Your return on the Notes will not reflect the return you would realize if you actually owned the securities included in the Reference Index and received the dividends and other payments paid on those securities. This is in part because the Payment at Maturity payable at maturity will be determined by reference to the Index End Level of the Reference Index, which will be calculated by reference to the prices of the securities in the Reference Index without taking into consideration the value of dividends and other payments paid on those securities.

No Periodic Interest Will Be Paid On The Notes.

No periodic interest will be paid on the Notes. However, because it is possible that the Notes may be classified for U.S. federal income tax purposes as contingent payment debt instruments rather than prepaid forward contracts, you may be required to accrue interest income over the term of your Notes. See “Certain U.S. Federal Income Tax Considerations” in this Pricing Supplement.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the securities included in the Reference Index. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

If the Level of the Reference Index Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Index. Changes in the level of the Reference Index may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

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We Have No Affiliation with the Sponsor of the Reference Index and Have Not Independently Verified Its Public Disclosure of Information.

The Sponsor of the Reference Index is not an affiliate of the Bank and is not involved in any of the Bank’s offerings of Notes pursuant to this pricing supplement in any way. Consequently, we have no control of the actions of the Sponsor of the Reference Index, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the Reference Index. The Sponsor of the Reference Index has no obligation to consider your interest as an investor in the Notes in taking any actions that might affect the value of the Notes. None of the money you pay for the Notes will go to the Sponsor of the Reference Index.

In addition, as we are not affiliated with the Sponsor of the Reference Index, we do not assume any responsibility for the adequacy of the information about the Reference Index or the Sponsor contained in this pricing supplement. We are not responsible for the Sponsor’s public disclosure of information on itself or the Reference Index. As an investor in the Notes, you should make your own investigation into the Reference Index.

An Investment In The Notes Is Subject To Risks Associated With Investing In International Securities Markets.

Your return on the Notes and the value of the Notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone.

A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances.  These actions could limit variations in the closing level of the EURO STOXX 50® Index, which could, in turn, adversely affect the value of the Notes.  Investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets whose stocks comprise the EURO STOXX 50® Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities in the EURO STOXX 50® Index during the term of these Notes, although the level of the EURO STOXX 50® Index may be adversely affected by general exchange rate movements in the market.

The Amount to Be Paid at Maturity Will Not Be Affected by All Developments Relating to the Reference Index.

Changes in the levels of the Reference Index during the term of the Notes before the Valuation Date will not be reflected in the calculation of the Payment at Maturity. The Calculation Agent will calculate the Payment at Maturity by comparing only the Index End Level of the Reference Index on the Valuation Date to the Index Start Level and the Principal Barrier Level (subject to adjustments as described herein, including those described in this pricing supplement under “Certain Terms of the Notes—Adjustments to the Reference Index” or “Certain Terms of the Notes—Discontinuance of the Reference Index”). No other levels of the Reference Index will be taken into account with respect to the Payment at Maturity. As a result, you may receive less than the Principal Amount of

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your Notes, even if the level of the Reference Index has increased at certain times during the term of the Notes before decreasing to a level below the Principal Barrier Level as of the Valuation Date.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Index.

In the ordinary course of their business, we, JMS or our respective affiliates may have expressed views on expected movements in the Reference Index, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Index may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Index from multiple sources, and you should not rely solely on views expressed by us, JMS or our respective affiliates. For additional information, see “Information Regarding the Reference Index” in this pricing supplement and the public disclosures made by the Sponsor.

The Historical Performance of the Reference Index Should Not Be Taken as an Indication of Its Future Performance.

The Index End Level of the Reference Index on the Valuation Date will determine the Payment at Maturity to be paid on the Notes at the Maturity Date. The historical performance of the Reference Index does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the Reference Index will rise or fall during the term of the Notes. The level of the Reference Index will be influenced by complex and interrelated political, economic, financial and other factors.

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We, JMS or one or more of our respective affiliates, may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, JMS or one or more of our respective affiliates, may have in our or their proprietary account. We, JMS and our respective affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we, JMS and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this pricing supplement.

In addition, the Bank will serve as Calculation Agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

The Calculation Agent Can Postpone the Determination of the Index End Level if a Market Disruption Event Occurs.

The determination of the Index End Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date with respect to the Reference Index. If such a postponement occurs, then the Valuation Date will be postponed to the first succeeding day that is a Trading Day for

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the Reference Index and on which a Market Disruption Event has not occurred and is not continuing. In no event, however, will the Valuation Date be postponed by more than seven Trading Days. As a result, if a Market Disruption Event occurs or is continuing on the Valuation Date, the Maturity Date for the Notes could also be postponed, although not by more than seven Trading Days. No interest will accrue as a result of delayed payment.

If the determination of the Index End Level of the Reference Index for the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Index End Level of the Reference Index will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Index End Level for the Reference Index that would have prevailed in the absence of the Market Disruption Event. See “Certain Terms of the Notes—Market Disruption Events” in this pricing supplement. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts” in this pricing supplement.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment at maturity on the Notes. We will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Index has occurred, and make certain adjustments with respect to the Reference Index if certain events occur. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payment at maturity on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts” in this pricing supplement.

No Assurance that the Investment View Implicit in the Notes Will Be Successful.

It is impossible to predict with certainty whether and the extent to which the level of the Reference Index will rise or fall. There can be no assurance that the Index End Level will be greater than the Index Start Level or Principal Barrier Level. The Index End Level may be influenced by complex and interrelated political, economic, financial and other factors that affect the securities included in the Reference Index. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Index in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Index will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Reference Index would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Reference Index” in this pricing supplement for further information regarding the historical performance of the Reference Index.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

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Your Investment is Subject to the Credit Risk of the Bank.

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amount owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the Prospectus.

The indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Reference Index over the full term of the Note, (ii) volatility of the level of the Reference Index and the market’s perception of future volatility of the level of the Reference Index, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the original issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which JMS or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by JMS as a result of dealer discounts, mark-ups or other transaction costs.

The Bank’s Estimated Value of the Notes Is Lower than the Original Issue Price (Price to Public) of the Notes.

The Bank’s estimated value is only an estimate using several factors. The original issue price of the Notes exceeds the Bank’s estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

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The Bank’s Estimated Value Does Not Represent Future Values Of The Notes And May Differ From Others’ Estimates.

The Bank’s estimated value of the Notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the Notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, including the level of the Reference Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which JMS or any other party would be willing to buy the Notes from you in any secondary market transactions. The Bank’s estimated value does not represent a minimum price at which JMS or any other party would be willing to buy the Notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

The internal funding rate used in the determination of the Bank’s estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the Notes and the estimated value of the Notes on the Trade Date and could have an adverse effect on any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes.

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Index. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Index, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Valuation Date.

Any of these hedging activities may adversely affect the price of the Reference Index and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Notes Will Not Be Listed on Any Securities Exchange or Any Inter-Dealer Quotation System; There May Be No Secondary Market for the Notes; Potential Illiquidity of the Secondary Market; Holding of the Notes by JMS or Its or Our Affiliates and Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

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Under ordinary market conditions, JMS or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JMS or any of its affiliates are willing to transact. If none of JMS or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the Principal Amount of the Notes being offered may not be purchased by investors in the initial offering, and JMS or one or more of its or our affiliates may agree to purchase any unsold portion. JMS or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by JMS or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

The Notes Are Not Insured by Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

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INFORMATION REGARDING THE REFERENCE INDEX

Included in the following pages is a brief description of the Reference Index. This information has been obtained from publicly available sources. Also set forth below is a table that provides the quarterly high and low closing levels, as well as end-of-period closing levels, for the Reference Index. We obtained the historical closing level information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification. You can obtain the level of the EURO STOXX 50® Index under the symbol “SX5E <Index>”.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg. The historical performance of the Reference Index should not be taken as an indication of its future performance, and no assurance can be given as to the Index End Level of the Reference Index. We cannot give you assurance that the performance of the Reference Index will result in any positive return on your initial investment.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying Prospectus or Prospectus Supplement. We have not independently verified any of the information herein obtained from outside sources.

This pricing supplement relates only to the Notes offered hereby and does not relate to the Reference Index or the securities included in the Reference Index. We have derived any and all disclosure contained in this pricing supplement regarding the Reference Index from publicly available information. We do not make any representation that such publicly available information is accurate or complete.

EURO STOXX 50® Index (“SX5E”)

General

The EURO STOXX 50® Index (Bloomberg ticker: “SX5E”) was created by STOXX, which is currently owned by Deutsche Börse AG. Publication of the SX5E began in February 1998, based on an initial index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E.

Index Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The SX5E index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.” The SX5E index components are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list. The

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highest-ranked stock that is not an index component will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

SX5E Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E index level can be expressed as follows:

The “free float market capitalization of the SX5E” is equal to the sum of the product of the closing price, number of shares outstanding, free float factor, and weighting cap factor, for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the SX5E index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX5E or any successor to the SX5E. STOXX does not guarantee the accuracy or the completeness of the SX5E or any data included in the SX5E. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX5E Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX5E or the manner in which the SX5E is applied in determining the amount payable on the Notes at maturity.

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Historical Data

The following graph sets forth daily closing levels of the SX5E for the period from December 22, 2012 through December 22, 2017. The closing level of the SX5E on December 22, 2017 was 3,553.39.

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the SX5E for each quarter in the period from January 1, 2012 through September 30, 2017 and for the period from October 1, 2017 to December 22, 2017.

	High	Low	Last
2012
First Quarter	2608.42	2286.45	2477.28
Second Quarter	2501.18	2068.66	2264.72
Third Quarter	2594.56	2151.54	2454.26
Fourth Quarter	2659.95	2427.32	2635.93
2013
First Quarter	2749.27	2570.52	2624.02
Second Quarter	2835.87	2511.83	2602.59
Third Quarter	2936.20	2570.76	2893.15
Fourth Quarter	3111.37	2902.12	3109.00
2014
First Quarter	3172.43	2962.49	3161.60
Second Quarter	3314.80	3091.52	3228.24
Third Quarter	3289.75	3006.83	3225.93
Fourth Quarter	3277.38	2874.65	3146.43
2015
First Quarter	3731.35	3007.91	3697.38
Second Quarter	3828.78	3424.30	3424.30
Third Quarter	3686.58	3019.34	3100.67
Fourth Quarter	3506.45	3069.05	3267.52
2016
First Quarter	3178.01	2680.35	3004.93
Second Quarter	3151.69	2697.44	2864.74
Third Quarter	3091.66	2761.37	3002.24
Fourth Quarter	3290.52	2954.53	3290.52
2017
First Quarter	3500.93	3230.68	3500.93
Second Quarter	3658.79	3409.78	3441.88
Third Quarter	3594.85	3388.22	3594.85
Fourth Quarter through December 22, 2017	3697.40	3527.55	3553.39

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License Agreement between STOXX and CIBC

We have entered into an agreement with STOXX providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SX5E, which is owned and published by STOXX, in connection with certain securities, including the Notes.

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Notes.

STOXX and its Licensors do not sponsor, endorse, sell or promote the Notes; recommend that any person invest in the Notes; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes; have any responsibility or liability for the administration, management or marketing of the Notes; or consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the Notes. Specifically, STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the Notes, the owners of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E; the accuracy or completeness of the SX5E and its data; and the merchantability and the fitness for a particular purpose or use of the SX5E and its data. STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data. Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur. The licensing agreement between us and STOXX is solely for our benefit and the benefit of STOXX and not for the benefit of the owners of the Notes or any other third parties.

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USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the Principal Amount at maturity of the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” and “Additional Risk Factors—Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes” in this pricing supplement.

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THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which JMS or any other person would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes was determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Estimated Value Does Not Represent Future Values Of The Notes And May Differ From Others’ Estimates” in this pricing supplement.

The Bank’s estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Estimated Value of the Notes Is Lower than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

PRS-23

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Material Tax Consequences—United States Taxation” in the accompanying Prospectus, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus. This discussion is only applicable to you if you are a U.S. Holder. If you are not a U.S. Holder, please consult your own tax advisor.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We will not attempt to ascertain whether the Reference Index (or components thereof) would be treated as a “U.S. real property holding corporation” within the meaning of Section 897 of the Code.

U.S. Holders

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of a Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your note. You would recognize gain or loss upon the sale, call or maturity of the Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Note. In general, your adjusted basis in the Note would be equal to the amount you paid for the Note, increased by the amount of interest you previously accrued with respect to the Note. Any gain you recognize upon the sale or maturity of the Note would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to the Note, and thereafter would be capital loss.

If a Note is treated as a contingent payment debt instrument and you purchase a Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in treasury regulations governing contingent payment debt instruments. Accordingly, if you purchase a Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes.

Alternative Treatments. As noted above, there is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

For example, the Notes may be properly treated as an investment unit consisting of (i) a call option issued by us to you (the “Call Option”) and (ii) a put option with respect to the Reference Index written by you and purchased by us

PRS-24

(the “Put Option”). The balance of this disclosure assumes this latter treatment is proper and will be respected for U.S. federal income tax purposes.

If the Notes are properly treated as an investment unit consisting of a Call Option and Put Option, it is likely that the amount paid for of the Notes is treated as collateral to support your obligation under the Put Option (if you are an initial purchaser).

If you receive the cash payment of the full principal amount of your Notes upon the call or maturity, such payment is likely treated as (i) a return of the principal amount of the collateral (which would not result in the recognition of gain or loss if you are an initial purchaser of the Notes) and (ii) the lapse of the Put Option and the Call Option. If you receive a cash payment upon the maturity of your Notes of more than the full principal amount of your Notes, such payment would likely be treated as (i) a lapse of the Put Option, (ii) the cash settlement of the Call Option pursuant to which we paid to you an amount equal to the excess of the principal amount of your Notes over the amount that you paid for the Notes in order to settle the Call Option and (iii) a non-taxable return of the remaining amount of the collateral. In this case, you should recognize a short-term capital gain. If you receive a cash payment upon the maturity of your Notes of less than the full principal amount of your Notes, such payment would likely be treated as (i) a lapse of the Call Option, (ii) the cash settlement of the Put Option pursuant to which we paid to you an amount equal to the excess of the principal amount of your Notes over the amount that you paid for the Notes in order to settle the Put Option and (iii) a non-taxable return of the remaining amount of the collateral. In this case, you should recognize a short-term capital loss.

Upon the sale of Notes, you would be required to apportion the value of the amount you receive between the Call Option, Put Option and the collateral on the basis of the values thereof on the date of the sale. The amount of cash that you receive that is apportioned to either the Call Option or the Put Option should be treated as short-term capital gain. Conversely, the amount of cash that is considered to have been paid by you in respect of an assumption of your obligations under the Put Option should be treated as a short-term capital loss.

If you are a secondary purchaser of Notes, you would be required to allocate your purchase price for the Notes between the Call Option, Put Option and the collateral based on the respective fair market values of each on the date of purchase. Any gain or loss with respect to amounts allocated to either the Call Option or the Put Option should be treated as short-term capital gain or loss.

Another possible alternative treatment is that a Note could be treated as pre-paid cash-settled derivative contracts. If the Notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your Notes. Such gain or loss should be short-term capital gain or loss. Capital gain recognized by an individual U.S. holder is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for Notes of a U.S. holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the Maturity Date.

In 2008, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury have been considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above.

PRS-25

We do not believe that the “constructive ownership transaction” rules of Section 1260 of the Code apply to this offering.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders. For the treatment regarding other aspects of interest payments and backup withholding and information reporting considerations please see the discussion under “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus.

PRS-26

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PRS-27

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, JMS will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Notes sold by JMS to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. JMS intends to purchase the Notes from the Bank at a purchase price equal to the price to public less a discount of 1.00% of the Principal Amount of the Notes. The price to public for Notes purchased by certain fee-based advisory accounts may vary between 99.00% and 100.00% of the face amount of the Notes. Any sale of the Notes to a fee-based advisory account at a price to public below 100.00% of the face amount will reduce the underwriting discount specified on the cover page of this pricing supplement with respect to the Notes. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the securities dealer or dealers involved in the sale of the Notes to such advisory account but not by more than 1.00% of the face amount of the Notes. Any Notes sold by JMS to securities dealers may be sold at an agreed discount to the price to public. If all of the offered Notes are not sold at the price to public, JMS may change the offering price and the other selling terms. In addition to offers and sales at the price to public, JMS may offer the Notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We will deliver the Notes against payment therefor in New York, New York on December 29, 2017, which is the fourth scheduled business day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

While JMS may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying Prospectus Supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

JMS and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. JMS and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, JMS and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. JMS and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

JMS may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify JMS against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

PRS-28

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada), and subject to any bail-in conversion requirements under the Canada Deposit Insurance Corporation Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

PRS-29